

November 12, 2014

Via E-mail
Dr. Hassan Salari
President, Chief Executive Officer and Chief Financial Officer
Eternity Healthcare Inc.
8755 Ash Street, Suite 1
Vancouver
British Columbia, Canada V6P 6T3

> **Re:** **Eternity Healthcare Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2014**
> **Filed July 28, 2014**
> **File No. 000-53376**

Dear Dr. Salari:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2014

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 41

1. We note the disclosure on page 41 that your chief executive officer and chief financial officer "determined that there were control deficiencies that constituted material weaknesses" as part of their assessment of the effectiveness of internal control over financial reporting (ICFR) at April 30, 2014. However, you did not include a statement that your management concluded that your ICFR was not effective as of that date. Please amend your filing to provide the statement required by Item 308(a)(3) of Regulation S-K

indicating whether or not your internal control over financial reporting was effective at April 30 2014. As noted in the Item, management is not permitted to conclude that ICFR is effective if there are one or more material weaknesses identified in ICFR.

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2. In May 2013, the Committee of Sponsoring Organizations of the Treadway Commission issued its updated Internal Control - Integrated Framework. Please revise future filings, including the requested amendment, to clearly state the framework used for your assessment of internal control over financial reporting by indicating whether you utilized the original framework (the ``1992 Framework´´) or the updated framework. Refer to Item 308(a)(2) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. You may also contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief